SEC FILE NO. 70-9599




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549





                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS





                                    GPU, INC.

------------------------------------------
                                          :
      In the matter of                    :
      GPU, INC.                           :     Certificate Pursuant
                                          :     to Rule 24 of Partial
                                          :     Completion of
                                          :     Transactions
                                          :
      SEC File No. 70-9599                :
      (Public Utility Holding Company Act :
      of 1935)                            :
------------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


      The undersigned, GPU, Inc. (GPU) hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Application filed in SEC File No. 70-9599 have been carried out in accordance with the Commission's Order dated April 14, 2000, as follows:


1.  FINANCIAL STATEMENTS
    --------------------

      A copy of the unaudited consolidated financial statements of MYR Group Inc. (MYR) (including a consolidated balance sheet and statement of income) as of and for the twelve months ended December 31, 2000 (the consolidated statement of income contained herein covers the period from April 26, 2000, the date on which MYR became a wholly-owned subsidiary of GPU, through December 31, 2000) is attached as Exhibit A.


2.  SCHEDULE OF SEGMENT REVENUE
    ---------------------------

      A schedule setting forth the segment revenue for the quarter ended December 31, 2000 for each of MYR's business segments (Exhibit B) is being filed separately pursuant to a request for confidential treatment under Rule 104(b) of the Act.


3.  NARRATIVE DESCRIPTION OF PRINCIPAL BUSINESS ACTIVITIES
    ------------------------------------------------------

TRANSMISSION AND DISTRIBUTION (T&D) SERVICES:
--------------------------------------------

      During the quarter ended December 31, 2000, MYR performed significant T&D services for its customers. T&D generated approximately 50% of MYR's total revenue for the quarter. A significant portion of this work continued to be performed for a core base of electric utility clients in Texas, Tennessee, California, Michigan, California and Colorado.

TELECOMMUNICATION SERVICES:
--------------------------

      There was no significant business activity to report for the quarter ended December 31, 2000.

TRAFFIC SIGNALIZATION SERVICES:
------------------------------

      There was no significant business activity to report for the quarter ended December 31, 2000.

COMMERCIAL AND INDUSTRIAL (C&I) SERVICES:
----------------------------------------

      During the quarter ended December 31, 2000, MYR performed significant C&I services for its customers. C&I revenue was approximately 38% of total revenue for the period. A majority of that revenue was generated by one operating subsidiary that operates primarily in the western part of the United States.


4.  SERVICES PROVIDED TO ASSOCIATED COMPANIES
    -----------------------------------------

      During the quarter ended December 31, 2000, services provided to the GPU Companies consisted of (i) Harlan Electric performing various distribution projects in New Jersey for Jersey Central Power & Light Company, (ii) Harlan Electric laying underground cable in Pennsylvania for GPU Telcom Services, Inc. and (iii) Harlan Electric performing various distribution projects in Pennsylvania for Metropolitan Edison Company and Pennsylvania Electric Company. The total amount billed to the GPU Companies for performing such services was $5.4 million during the period.

      Also during the quarter ended December 31, 2000, in conjunction with entering into a new credit facility, MYR reimbursed GPU, Inc. $15 million for funds previously advanced.

                                    SIGNATURE



      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                    GPU, Inc.



                                    By: /S/ T. G. HOWSON
                                        -------------------------
                                    T. G. Howson
                                    Vice President and Treasurer


Date:  April 12, 2001